UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D

[  ] Form N-SAR [  ] Form N-CSR

For Period Ended: December 31, 2011

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:

UAN Cultural & Creative Co., Ltd.

Former name if applicable:

N/A

Address of principal executive office (Street and number):

1021 Hill Street, Suite 200

City, State and Zip Code:

Three Rivers, Michigan 49093

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Registrant’s Current Report on Form 8-K dated January 12, 2012, as filed with the Securities and Exchange Commission on January 24, 2012, the Registrant’s former Chief Financial Officer resigned effective January 10, 2012 and a new Chief Financial Officer was appointed on January 12, 2012. In March 2012, the Registrant also changed its outsourced accounting and bookkeeping vendor. Due to the limited time the Registrant’s Chief Financial Officer and outsourced accounting and bookkeeping vendor have held their positions, the Registrant has been unable to complete, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The Registrant undertakes to file the Form 10-K within the 15-day extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Parashar Patel	(586) 530-5605
(Name)	(Area Code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]Yes [ ]No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting net income from operations of approximately $170,000 on revenues of approximately $2,261,000 for the fiscal year ended December 31, 2011, as compared to a net loss from operations of approximately $203,000 on revenues of approximately $167,000 for the corresponding prior fiscal year.

A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report on Form 10-K to be filed.

UAN Cultural & Creative Co., Ltd.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2012	By:	/s/ Parashar Patel
Parashar Patel
Chief Executive Officer